MINDESTA, INC.
(Stationary)

November 3, 2014

Securities and Exchange Commission
Washington, D.C.

Re:	Mindesta, Inc.
Current Report on Form 8-K
Filed September 11, 2014
File No. 000-30651

Dear Sir/Madam:

  The following is filed in connection with the comment letter dated October 7, 2014.

  The undersigned, on behalf of MINDESTA, INC. acknowledges that:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Pankaj Modi

Pankaj Modi, Chief Executive Officer